SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of September, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1313
Fax: (55 11) 3097-6182
E-mail: investor.relations@unibanco.com.br
www.ir.unibanco.com

Unibanco and Sonae sign a partnership and announce the
establishment of a new credit company

(São Paulo, August 30th 2004) – Unibanco Group (“Unibanco”) and Sonae (“Sonae”) have signed a partnership for the establishment of a new credit company, thus celebrating a new stage of a long lasting 14 year-old relationship. The credit company will be equally controlled by Unibanco and Sonae.

Unibanco has been working with Sonae’s stores selling financial products such as private label cards, consumer finance, personal lending and insurance, among other consumer credit products.

Sonae has 21 thousand employees in Brazil and is present in the hypermarket segment, under the BIG brand with 46 stores (in the states of São Paulo, Rio Grande do Sul, Santa Catarina and Paraná) and in the supermarket segment, with 24 stores under the Mercadorama brand in Paraná and 67 “Nacional” stores in Rio Grande do Sul. Sonae also controls the “Maxxi Atacado” chain, with 11 stores in the South region, and owns 3 Distribution Centers. In 2003, Sonae had revenues in excess of R$ 3.8 billion in Brazil, the third biggest of the sector, according to Abras - Associação Brasileira de Supermercados (Brazilian Supermarkets Association) ranking.

The partnership reinforces Unibanco’s strategy of growth in the retail consumer finance sector and consolidates Sonae’s expansion strategy in Brazil.

The establishment of the credit company is subject to the approval of the relevant authorities.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 02, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.